Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Tel: (310) 208-1182
Fax: (310) 208-1154

December 3, 2008

FILED AS EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Sean Donahue

Re:
Songzai International Holding Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 10, 2008
File No. 333-66994

Form 10-Q for the Quarter Ended March 31, 2008
Filed May 13, 2008
File No. 333-66994

Dear Mr. Donahue:

Per our telephone discussion today, Songzai International Holding Group Inc. intends to respond to the Staff’s comments of November 28, 2008 on or before December 26, 2008.  If you have any questions, please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154. Thank you.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Francis Chen

Francis Chen, Esq.